Exhibit 17

Additional Commitments made by Mitsubishi UFJ Financial Group, Inc.

to the Board of Governors of the Federal Reserve System

1)	Mitsubishi UFJ Financial Group, Inc. (“MUFG”) will maintain an investment in at least 20 percent of the voting common equity of Morgan Stanley (“MS”) and will use all its reasonable best efforts to honor a Federal Reserve Board request to provide additional capital to preserve the maximum level of ownership of total equity of MS that MUFG has achieved prior to the date of the request. This capital may be on terms similar to those provided to other parties that invest in MS at the same time.

2)	MUFG will use all its reasonable best efforts to assist MS in raising funding from other sources, including assisting MS in attracting new capital, and obtaining other financial support from other sources, as requested by MS.

3)	MUFG commits not to impose any restrictions on the ability of MS unilaterally to access the capital markets (e.g., no down-round protection); provided that this commitment shall not prevent MUFG from maintaining its current preemptive rights with respect to sales of capital instruments by MS.

4)	MUFG must account for its investment in MS using the equity accounting method (thereby accounting for losses as well as profits), provided that equity accounting is available.

5)	After taking account of the size, composition and expertise of the members of the MS board of directors and the fact that a majority of the members of the board will continue to be independent of management of MS, of MUFG and of other investors, MUFG may have two voting representatives on the board of directors of MS (each with only one vote) so long as those representatives constitute less than 15% of the membership of the board of directors; except that the membership percentage may temporarily exceed 15% (but may not exceed 17%) for a reasonable period of time necessary to fill any temporary vacancy on the board of directors that may occur; and provided that neither representative of MUFG may second a motion made by the other MUFG representative.

6)	MUFG will have no more than one representative on any committee or subcommittee of the board of directors of MS or have more than one vote on the committee or subcommittee, and no person designated by MUFG will chair any committee or subcommittee of the board.

7)	MUFG must continue to abide by all the passivity commitments already provided to the Federal Reserve Board.